SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For December 9, 2020

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-235239) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-190918; FILE NO. 333-212441) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENTS.

Other Events

From July to December 2020, the Central Bank of Russia (“CBR”), acting in its supervisory capacity, performed a routine scheduled audit of Qiwi Bank JSC (“Qiwi Bank”) for the period of July 2018 to September 2020 and, in the course of this audit, has identified certain violations and deficiencies relating primarily to reporting and record-keeping requirements. We believe that the deficiencies that have been identified by the audit can arise as part of an ordinary course for most banking institutions of Qiwi Bank’s scale. The monetary fine imposed on Qiwi Bank as a result of these findings was RUB 11 million, or approximately USD 150,000.

In addition, as part of its instruction letter setting forth the findings of the audit, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including, effective from December 7, 2020, the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. We believe that the restrictions imposed on us are primarily driven by an evaluation of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of cyberspace and cross-border payments that we have been observing recently rather than specific deficiencies identified.

For illustrative purposes only and in order to assist our investors in understanding the potential impact of these restrictions on our results of operations, assuming such CBR restrictions were to be in effect and the corresponding operations were to be discounted for the entire nine-month period ending on September 30, 2020, approximately 33% to 40% of our Payment Services Segment Net Revenue for such period would have been negatively affected (based on our actual results of operations for such period as previously reported on November 19, 20201), primarily in E-Commerce and Money Remittance market verticals. We do not believe, however, that the impact on our Payment Services Segment Net Revenue would have been as substantial had the CBR restrictions been introduced during this period, as their adverse effect would have been partially offset by our mitigation efforts similar to the ones being undertaken at this time, including re-channeling consumers to partners and services which are not affected by these restrictions, and otherwise adjusting our processes in response to these measures.

Given the timing of the introduction of these restrictions, we do not expect that they will materially affect our 2020 results of operations. We expect to provide our 2021 guidance in the first quarter 2021.

We are currently working closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed.

There can be no assurance that additional restrictions will not be imposed on us as a result of these, or any other, findings. Our past and future operations may also be subject to greater scrutiny from the CBR as a result of these events. In addition, we are taking measures to minimize the effect of the restrictions on our business but no assurance can be given that we will be successful in doing so.

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Cautionary Statement on Forward Looking Statements

This report includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected results of operations and the effect of CBR sanctions on QIWI Bank. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, risks associated with competition, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: December 9, 2020	By:	/s/ Pavel Korzh
Pavel Korzh
Chief Financial Officer

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